Exhibit 99.1

HEMISPHERE ENERGY PROVIDES OPERATIONS AND PRODUCTION UPDATE

TSX-V: HME

Vancouver, British Columbia, October 28, 2014 – Hemisphere Energy Corporation (“Hemisphere” or the “Company”) (TSX-V: HME) is pleased to provide an update on production and the completion of its five well fall drilling program in the Atlee Buffalo and Jenner areas in Southeast Alberta.

Operations Update

Hemisphere has successfully drilled four horizontal development wells in Atlee Buffalo and one vertical test well in Jenner on schedule and within budget. All four Atlee Buffalo horizontal wells encountered excellent reservoir very similar to the first six wells already on production. The wells have now been completed and are currently in various stages of being tied-in. The vertical well in Jenner has been cased and awaits completion and test operations once field activity is finished in Atlee Buffalo.

All four new horizontal wells in Atlee Buffalo are scheduled to be placed on production by late November 2014. Production results will be provided as they become available.

With 10 new horizontal wells drilled into the property since it was acquired in November 2013, Atlee Buffalo is proving to be very instrumental in the Company’s growth. Hemisphere has been extremely encouraged by the drilling results in Atlee Buffalo and will continue to focus on the area with its 2015 development plans.

Production Update

During the last two weeks, Hemisphere’s production rate was approximately 980 barrels of oil equivalent per day (90% oil), based on field estimates. This represents record corporate production to-date and does not include results from the fall drilling program. Hemisphere is very pleased with the maintained levels of production from its first six horizontal Atlee Buffalo wells which continue to produce at or above expectations.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing core areas that provide low to medium risk drilling opportunities to increase production, reserves and cash flow. Hemisphere’s continued growth plan is through drilling existing prospects and executing strategic acquisitions and farm-ins. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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